UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 12b-25
NOTIFICATION OF LATE FILING

(CHECK ONE):	☒ Form 10-K	☐ Form 20-F	☐ Form 11-K	☐ Form 10-Q	☐ Form N-SAR

	For Period Ended:	December 31, 2001

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
	For the Transaction Period Ended:	N/A

READ INSTRUCTION (ON BACK PAGE) BEFORE PREPARING FORM. PLEASE PRINT OR TYPE.
NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

N/A

PART I - REGISTRANT INFORMATION

Crown Pacific Partners, L.P.
Full Name of Registrant

N/A
Former Name if Applicable

121 SW Morrison Street, Suite 1500
Address of Principal Executive Office (Street and Number)

Portland, Oregon 97204
City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

☐	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

We are unable to file our Annual Report on Form 10-K for the year ended December 31, 2001 within the prescribed time period without unreasonable effort or expense.

We are in the process of negotiating amendments to our bank credit facilities, and we are in active negotiations with the holders of our outstanding senior notes.  Our ability to finalize these negotiations will determine whether the debt outstanding under the bank credit facilities will be classified as long-term or short-term debt.  No definitive agreements have been reached, but we are hopeful that we can successfully conclude the negotiations and documentation within two weeks.

Until the outcome of these negotiations is determined, our responses to the other disclosures required by Form 10-K would be incomplete or misleading (including, without limitation, the liquidity section of our Management's Discussion and Analysis of Financial Condition and Results of Operations and Item 1, Business) in our Form 10-K.  Because the outcome of these negotiations could impact how we conduct our business in the present fiscal year, it will be difficult for us to delineate our operating and other financing requirements for the remainder of the fiscal year.

The foregoing reasons for our inability to file timely are beyond our control and could not be eliminated without unreasonable effort or expense.

We will file our Annual Report on Form 10-K on or before the 15th calendar day following the prescribed due date.

PART IV - OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

	Richard D. Snyder	(503)	274-2300
	(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

☒ Yes			☐ No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒ Yes			☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Total revenues were $593.3 million in 2001 compared to $787.3 million in 2000.  Net loss was $53.4 million, or $1.73 per unit, in 2001 compared to net income of $13.3 million, or $0.43 per unit, in 2000.

Crown Pacific Partners, L.P.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	April 1, 2002	By	Crown Pacific Management Limited Partnership, as General Partner

			By:	/s/ Richard D. Snyder
Richard D. Snyder
Senior Vice President and Chief Financial Officer
(Duly Authorized Officer and Principal Financial and
Accounting Officer)

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).